Dialog Group, Inc.


                                          October 19, 2006

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20002

      Re: Dialog Group, Inc 2006 Special Meeting Information Statement
      ----------------------------------------------------------------

Dear Mr. Owings,

This letter is in reply to yours of October 12, 2006.

We have filed the second preliminary Information Statement for the 2006 Special Meeting of Shareholders and amendment number 1 to the Annual Report on Form 10-QSB for the second quarter of 2006.

Thank you, again, for the time spent by John Fieldsend. Please share this document with him.

I look forward to discussing this response with your staff and finalizing the Information Statement and reports. We will only distribute the revised versions to our shareholders.

Preliminary Information Statement on Schedule 14C

      1. I believe that the requirements of Item 14 have been met. Please see Appendix A for a complete analysis of our compliance.

Cover Page

      2. Those dates were inserted as place holders; new ones have been substituted. No mailing was send and no meeting was held. None will take place until your final comments are received.

Outstanding Securities and Voting Rights

      3.    The requested change has been made.

Agenda Item 1, Approval of Sale to Redi-Mail


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      4.    You are correct;  this loan was intended to provide  working capital while the documents relating to the special meeting were being approved.

      5.    Please see the revised disclosure.

Interest of Related Parties in this Transaction


      6. The transaction described in the Information Statement, although qualifying under Rule 13e-3(a)(3)(i)(C), will not result in the effects described in 13e-3(a)(3)(ii). Therefore, as this is not a "going private" transaction, rule 13e-3 does not apply. We have added a paragraph to this section stating that the Company will remain publicly traded.

Control Persons and their Holdings

      7.    The suggested changes have been made.

Common Stock Ownership by Directors and Executive Officers

      8. The others include non-executive officers of the Company and its subsidiaries. They are Ms. Lanendoen, who works in the Healthcare Division and hold a non-executive office in that entity, Mr. Siegel, the Company's secretary, Edward Fleis, a non-executive officer of the Data Dialog subsidiary, and Andreja Fah, who is a technology officer for the subsidiaries and the Company. Please advise if they should be eliminated from the totals.

Agenda Item, 2, Other Matters

      9.    The suggested change has been made.

CForm 10-QSB for the Fiscal Quarter Ended June 30, 2006

Item 3. Controls and Procedures

      10.   The suggested changes have been made.

      11.   The suggested changes have been made.

      12.   The suggested changes have been made.

Exhibits 31(i) and 31(ii)

      13. Mr. Vincent DeCrescenzo generally does not use the honorific "Sr." as part of his signature. We have changed the conformation to include that title.


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Thank you for your attention to these matters. Our General Counsel, Mark Siegel, will call you to determine the next steps.

                                          Respectfully submitted,

                                          Dialog Group, Inc.


                                          By:   /s/ Peter DeCrescenzo
                                               -------------------------------
                                               Peter DeCrescenzo, President and
                                               Chief Executive Officer

Copies should be provided to:
John Filedsend

MAS/dt


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                                   APPENDIX A

Set forth below is a guide to our compliance with each section of Items 14(b) of
Schedule 14A. All page references are to the revised Preliminary Information Statement filed today.

b.    Transaction Information

      1.    Summary term sheet.. - See page 2 "Introduction and Summary"

      2. Contact information - See page 1, the first paragraph of the Information Statement

      3.    Business conducted - See page 2, "General".

      4.    Terms of the transaction - See page 3, "Agenda Item 1".

      5. Regulatory approvals - The disclosure has been revised to include the statement that no regulatory approvals are necessary. See page 3, "Agenda Item 1".

      6. Reports, opinions, appraisals - The disclosure has been revised to include the statement that no reports, opinions, appraisals were requested or received. See page 3, "Agenda Item 1".

      7. Past contacts, transactions or negotiations - The disclosure has been revised to include the statement that there were no past contacts, transactions or negotiations. See page 3, "Agenda Item 1".

      8. Selected financial data - Not required pursuant to instruction 2(b)(i) of the instructions to Item 14 because this is a transaction in which the consideration offered to security holders consists wholly of cash and only the security holders of the target company are voting.

      9. Pro forma selected financial data - Not required pursuant to instruction 2(b)(i)

      10.   Pro forma information - Not required pursuant to instruction 2(b)(i)

      11.   Financial information - Not required pursuant to instruction 2(b)(i)

c.    Information about the parties to the transaction

      1. Acquiring company - Not required pursuant to instruction 2(a) of the instructions to Item 14 because this is a transaction in which the consideration offered to security holders consists wholly of cash.

      2. Acquired Company - Not required pursuant to instruction 2(b)(ii) of the instructions to Item 14 because this is a transaction in which the consideration offered to security holders consists wholly of cash and only the security holders of the target company are voting.

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      d.    Information about parties to the transaction:  registered investment companies and business development companies - Neither company is an investment company or business development company